Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

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Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on September 24, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 p.m., Eastern Time, on Monday, September 22, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

05AU08059.E.SEDAR/000001/000001A

Appointment of Proxyholder

I/We, being holder(s) of Dynasty Gaming Inc. hereby appoint: Albert Barbusci, President & Chief Executive Officer, or failing this person, Robert Lupacchino, Chief Financial Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Dynasty Gaming Inc. to be held at Hotel Intercontinental, located at 360 St-Antoine Street West, Montréal, Québec H2Y 3X4, on Wednesday, September 24, 2008 at 11:00 a.m. (Montreal time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Election of Directors		
The nominees proposed by Management are as outlined in the Information Circular.	☐	☐

Vote FOR or WITHHOLD for all nominees proposed by Management

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	For	Withhold
2. Appointment of Auditors		
Re-appointment of Horwath Leebosh Appel LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Resolution		
Approval of an amendment to the Articles of the Corporation so as to change the name of the Corporation to "PC Stars Inc.", or such other name as may be selected by the Board of Directors of the Corporation in its discretion.	☐	☐

	For	Against
4. Resolution		
Approval of an amendment to the Articles of the Corporation so as to consolidate the issued and outstanding common shares of the Corporation on the basis of one common share for every 23.0869 common shares issued and outstanding.	☐	☐

	For	Against
5. Resolution		
Approval of an amendment to the Articles of the Corporation so as to provide that meetings of shareholders may be held outside of Canada in the United States of America.	☐	☐

	For	Against
6. Resolution		
Approval and authorization of the acquisition by the Corporation of all of the issued and outstanding securities of Baiyou Digital Technology Co. Ltd. and Silva Ford Technology Limited, all as more particularly set forth and described in the Management Proxy Circular.	☐	☐

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	For	Against
7. Resolution		
Ratification of the 2006 Stock Option Plan of the Corporation.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.